Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

SDCL EDGE Acquisition Corporation (ROC #371727) (the “Company”)

TAKE NOTICE that at an Annual General Meeting of the shareholders of the Company dated 27 June 2024, the following special resolution was passed:

THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by amending Article 50.7 by deleting the words:

“In the event that the Company does not consummate a Business Combination by (i) March 2, 2024 or (ii) July 2, 2024, in the event that the Directors resolve by resolutions of the board of Directors, to extend the amount of time to complete a Business Combination for up to four (4) times for an additional one (1) month each time after March 2, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:”; and replacing them with the words:

“In the event that the Company does not consummate a Business Combination by (i) August 2, 2024 or (ii) November 2, 2024, in the event that the Directors resolve by resolutions of the board of Directors, to extend the amount of time to complete a Business Combination for up to three (3) times for an additional one (1) month each time after August 2, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:”.

/s/ Simeon Dandie

Simeon Dandie

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 27 day of June 2024